FO 3/18

SO 3/19/04

SECURITI 04004482 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Billow Butler & Company L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell Butler — (847) 559-9055
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250	Northbrook, IL		60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/19

OATH OR AFFIRMATION

I, Darrell Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Company L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
DOROTHY A. RIZZO
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires February 14, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Billow Butler & Company, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2003

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. as of December 31, 2003 and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, L.L.C. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 21, 2004

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Billow Butler & Company, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	850,299
Refundable payroll taxes		38,825
Due from members		26,351
Property and equipment, net of accumulated depreciation of $107,585		28,507
Total assets	$	943,982

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	124,322
Members' capital		819,660
	$	943,982

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.

STATEMENT OF INCOME

For the year ended December 31, 2003

Revenues	
Commissions	$ 1,332,988
Expenses	
Payroll and related expenses	542,117
Deal expenses	150,881
Rent	103,273
Professional fees	46,690
Other operating expenses	68,141
	911,102
NET INCOME	$ 421,886

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2003

Members' capital, beginning of year	$	397,774
Net income for the year		421,886
Members' capital, end of year	$	819,660

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

Cash flows from operating activities		
Net income	$	421,886
Adjustments		
Depreciation		6,339
(Increase) decrease in assets		
Accounts receivable		58,056
Refundable payroll taxes		(38,825)
Increase in liabilities		
Accounts payable and accrued expenses		93,698
Net cash provided by operating activities		541,154
Cash flows from investing activities		
Purchases of property and equipment		(10,295)
Advances to members		(21,465)
Net cash used in investing activities		(31,760)
NET INCREASE IN CASH AND CASH EQUIVALENTS		509,394
Cash and cash equivalents, beginning of year		340,905
Cash and cash equivalents, end of year	$	850,299

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Billow Butler & Company, L.L.C. (Company), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition (M&A) activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors and service providers where the estimated sale price will exceed $10 million.

On July 1, 2003, the Company's application for membership in the National Association of Securities Dealers (NASD) was approved, at which time the Company also became registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Property and Equipment

Property and equipment, consisting mainly of office equipment, is recorded at cost and is depreciated over a period of 3 to 7 years.

5. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Advertising Costs

Advertising costs are charged to operations as they are incurred. Advertising costs approximated $16,000 for the year ended December 31, 2003.

7. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the minimum capital requirements of the SEC (Rule 15c3 -1). As of December 31, 2003, net capital, as defined, amounted to $725,977. This amount exceeded the minimum required under the regulations of the SEC by $717,689.

NOTE C - RELATED PARTY TRANSACTIONS

Due from members consists of uncollateralized, non-interest bearing advances to the Company's members. These advances are due on demand.

NOTE D - LEASE COMMITMENTS

The Company leases its office facility under a non-cancelable operating lease agreement with monthly payments approximating $5,700 through May, 2005. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $103,273 for the year ended December 31, 2003.

NOTE D - LEASE COMMITMENTS (Continued)

Future minimum lease payments under this lease as of December 31, 2003 are as follows:

2004	$ 103,000
2005	37,000
	$ 140,000

NOTE E - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company is a sponsor of a Simplified Employee Pension (SEP) plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1000 hours worked each year of employment. The Company contributed approximately $39,000 to this plan in 2003.

NOTE F - CONCENTRATION OF RISK

The Company maintains its cash balances in one financial institution located in Chicago, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash balances approximated $781,000 at December 31, 2003.

SUPPLEMENTAL INFORMATION

Billow Butler & Company, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total assets	$	943,982
Less non-allowable assets		93,683
Adjusted current assets		850,299
Total liabilities		124,322
Net capital		725,977
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness ($124,322) or $5,000]		8,288
Net surplus	$	717,689
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	124,322
Ratio:		
Aggregate indebtedness to net capital		17%

There are no differences between the net capital computed above and the net capital as computed by the Company and filed on Part IIA of the FOCUS Report.

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Members
Billow Butler & Company, L.L.C.

In planning and performing our audit of the financial statements of Billow Butler & Company, L.L.C. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Billow Butler & Company, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 21, 2004